Concordia International Corp. Provides Additional Disclosure in Relation to Brexit’s Impact on its Business

OAKVILLE, ON – July 13, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today provided an update to its June 28, 2016 press release relating to the potential impact on the Company’s financial operations of the United Kingdom’s referendum to withdraw from the European Union (“Brexit”).

Following the outcome of Brexit on June 23, 2016, Concordia continues to monitor developments related to the outcome of Brexit, including the impact resulting from currency market movements.

Concordia’s International Segment

The Company’s International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in more than 100 countries throughout the world.

Although the Concordia International segment predominantly earns revenues in Great Britain pounds sterling (GBP), it also earns revenues in other currencies including Euros, Swedish Kronor and Australian dollars, among others.

On a consolidated basis for the first quarter of 2016, the Company’s GBP-denominated revenue represented approximately 43 per cent of consolidated revenue while GBP-denominated long term debt was approximately 21 per cent of consolidated long term debt.

During the remainder of 2016, the Company expects to use the Concordia International segment’s free cash flows to service its GBP long term debt and contingent earn-out consideration obligations as described in the Company’s June 28, 2016 press release.

Beyond 2016, the Company will continue to assess its currency position, including hedging, in particular with respect to GBP free cash flows.

Concordia’s North America and Orphan Drugs Segments

The Company’s North America segment consists of a diversified product portfolio that focuses primarily on the United States pharmaceutical market. The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs.

On a consolidated basis for the first quarter of 2016, the Company’s U.S. dollar (USD)-denominated revenue represented 39 per cent of consolidated revenue while USD-denominated long term debt was approximately 79 per cent of consolidated long term debt.

During the first quarter of 2016, the Company’s North America and Orphan Drugs segments generated revenues of approximately USD$85.9 million and USD$2.7 million, respectively. The USD free cash flow generated by these segments was used to make USD$3.3 million of principal repayments and pay the USD$49.6 million of cash interest expense incurred during this period.

Prior to and subsequent to the Brexit vote, the Company has generated positive USD-denominated cash flows from operations and has sufficient financial capacity to service its USD-denominated long term debt obligations during 2016.

The Company is currently not subject to any financial maintenance covenants under its credit agreement dated October 21, 2015, as amended (the “Credit Agreement”). These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Credit Agreement is greater than 30 per cent of the aggregate amount of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Credit Agreement do not apply at this time.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs segment, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is undergoing testing for potential new indications.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s Orphan Drugs segment (including statements with respect to growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs), the stability of Concordia’s business (including with respect to its business in certain jurisdictions), the ability to pay certain debt and/or earn-out obligations of Concordia, Concordia’s financial capacity to service its debt obligations in 2016, the monitoring of the Company’s currency position (including, hedging needs), the performance of Concordia’s business, the Company’s monitoring of developments relating to Brexit (including with respect to the impact of Brexit on currency markets) and the use of the International segment’s cash-flows to service GBP obligations and liabilities. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with clinical trials, risks associated with developing new product indications, Concordia’s securities, increased indebtedness and leverage, Concordia’s growth, risks associated with the use of Concordia’s products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
apeeler@concordiarx.com